

AMSTEEL CORPORATION BERHAD (20667-M)

A Member of The Lion Group

26 May 2003



03022768

Securities & Exchange Commission
Division of Corporate Finance
Room 3094 (3-G)
450 Fifth Street, N.W.
Washington, D.C. 20549

Attn : Ms Victoria C Choy

SUPPL

Dear Sirs

Re : Exemption No. 82-3318
Issuer : Amsteel Corporation Berhad

We enclose herewith a copy of the General Announcement dated 23 May 2003, Re: Proposed disposal of approximately 1,512,356,160 new ordinary shares of HK$0.01 each in CIL Holdings Limited ("CIL") to be received pursuant to a scheme of arrangement proposed by CIL to Ambang Jaya Sdn Bhd and Angkasa Marketing (Singapore) Pte Ltd, both wholly-owned subsidiaries of the Company, in settlement of debts owing by CIL for a total cash consideration of HK$11 million for filing pursuant to exemption No. 82-3318 granted to Amsteel Corporation Berhad under rule 12g3-2(b) of the Securities Exchange Act of 1934.

Please contact the undersigned if you have any query.

Yours faithfully
AMSTEEL CORPORATION BERHAD

PROCESSED
JUN 24 2003
THOMSON FINANCIAL

CHAN POH LAN
Secretary

c.c. Ms Andres Estay - The Bank of New York
ADR Department
101 Barclay St., 22nd Floor
New York
NY 10286



Form Version 2.0

General Announcement

Ownership transfer to **AMSTEEL** on **23-05-2003 05:22:01 PM**
Reference No **AA-030523-3726F**

Submitting Merchant Bank (if applicable)	:	
Submitting Secretarial Firm Name (if applicable)	:	
* Company name	:	**AMSTEEL CORPORATION BERHAD**
* Stock name	:	**AMSTEEL**
* Stock code	:	**2712**
* Contact person	:	**CHAN POH LAN**
* Designation	:	**SECRETARY**

* Type : ● **Announcement** ○ **Reply to query**

* Subject :

Proposed disposal of approximately 1,512,356,160 new ordinary shares of HK$0.01 each in CIL Holdings Limited ("CIL") to be received pursuant to a scheme of arrangement proposed by CIL to Ambang Jaya Sdn Bhd and Angkasa Marketing (Singapore) Pte Ltd, both wholly-owned subsidiaries of the Company, in settlement of debts owing by CIL for a total cash consideration of HK$11 million ("Proposed Disposal of CIL Shares").

* **Contents :-**

We refer to the announcements made by the Company on 24 December 2002, 7 April 2003 and 20 May 2003.

The Board of Directors of the Company wishes to announce that the Proposed Disposal of CIL Shares was completed on 22 May 2003.

Tables Section - This section is to be used to create and insert tables. Please make the appropriate reference to the table(s) in the Contents of the Announcement:

AMSTEEL CORPORATION BERHAD (20667-M)

....
Secretary

23 MAY 2003